Exhibit 99.1

CORPORATE RELEASE	17 September 2021

Manchester United PLC Reports Fourth Quarter

and Full Year Fiscal 2021 Results

Key Points

•	Old Trafford returned to full capacity at the start of the 2021/22 season

•	Club welcomed back Cristiano Ronaldo and Tom Heaton and added Jadon Sancho and Raphael Varane to the men’s first team

•	Club extended its contract with men’s first team manager Ole Gunnar Solskjaer and hired Marc Skinner as new head coach for the women’s team

•	Club launched new principal shirt partnership with TeamViewer

•	Renewed three sponsorship deals during 2020/21 including DHL, with new deals recently signed with Ecolab and Renewable Energy Group

•	Commenced new UEFA three-year cycle and format with increased Broadcast and sponsorship rights to €3.6B from €3.25B in the prior cycle

MANCHESTER, England – 17 September 2021 – Manchester United (NYSE: MANU; the “Company” and the “Group”) – one of the most popular and successful sports teams in the world - today announced financial results for the 2021 fiscal fourth quarter and twelve months ended 30 June 2021.

Management Commentary

Ed Woodward, Executive Vice Chairman, commented, “It has been an exciting start to the season at Old Trafford, with capacity crowds in attendance for the first time in almost 18 months. We were delighted to welcome back Cristiano Ronaldo to the club, along with Raphael Varane, Jadon Sancho and Tom Heaton, to further reinforce the progress that our first team has been making under Ole. This was made possible by the strength of our operating model, with sustained investment in the team underpinned by robust commercial revenues. Everyone associated with Manchester United can be proud of the resilience we have shown through the challenges created by the pandemic and we look forward to the rest of the season and beyond with great optimism.”

Key Financials (unaudited)

	Twelve months ended 30 June			Three months ended 30 June
£ million (except loss per share)	2021	2020	Change	2021	2020	Change
Commercial revenue	232.2	279.0	(16.8%)	51.8	59.4	(12.8%)
Broadcasting revenue	254.8	140.2	81.7%	39.9	16.6	140.4%
Matchday revenue	7.1	89.8	(92.1%)	2.3	5.5	(58.2%)
Total revenue	494.1	509.0	(2.9%)	94.0	81.5	15.3%
Adjusted EBITDA(1)	95.1	132.1	(28.0%)	(10.5)	(2.7)	288.9%
Operating (loss)/profit	(36.9)	5.2	-	(36.7)	(39.0)	(5.9%)

Loss for the period (i.e. net loss) (2)	(92.2)	(23.2)	297.4%	(107.7)	(36.5)	195.1%
Basic loss per share (pence)	(56.60)	(14.14)	300.3%	(66.08)	(22.36)	195.5%
Adjusted loss for the period (i.e. adjusted net loss)(1)	(44.7)	(12.9)	246.5%	(33.7)	(35.3)	(4.5%)
Adjusted basic loss per share (pence)(1)	(27.41)	(7.83)	250.1%	(20.67)	(21.59)	(4.3%)

Non-current and current borrowings	530.2	525.6	0.9%	530.2	525.6	0.9%
Cash and cash equivalents	110.7	51.5	115.0%	110.7	51.5	115.0%
Net debt(1)/(3)	419.5	474.1	(11.5%)	419.5	474.1	(11.5%)

(1) Adjusted EBITDA, adjusted loss for the period, adjusted basic loss per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 8 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) During the fourth quarter of the year ended 30 June 2021, the UK Corporation tax rate increase from 19% to 25%, effective April 2023, was substantively enacted, necessitating a remeasurement of the existing UK deferred tax liability position. This resulted in a non-cash deferred tax charge of £11.2 million in the period. Furthermore, given the current US federal corporate income tax rate of 21%, we expect future US tax liabilities to be sheltered by future foreign tax credits arising from UK tax paid. Consequently, we have written down the existing US deferred tax asset, on the basis it is no longer expected to give rise to a future economic benefit. This has resulted in a further non-cash deferred tax charge of £66.6 million in the period. Future increases in the US federal corporate income tax rate could result in a reversal of the US deferred tax asset write down.

(3) The gross USD debt principal remains unchanged. Non-current and current borrowings and cash and cash equivalents as at 30 June 2021 reflect the impact a £60.0 million drawdown on our £200 million revolving credit facilities during the second fiscal quarter.

COVID-19 Impact

The ongoing pandemic and measures to prevent further spread continued to disrupt our businesses for the year ended 30 June 2021, most significantly in Matchday and Commercial operations. The Old Trafford Stadium, Museum and Stadium Tour operations remained closed to visitors throughout the financial year until part way into the fourth fiscal quarter. In line with government guidelines, and with a variety of safety measures and protocols in place, including reduced fan capacity, Old Trafford Stadium welcomed back 10,000 supporters for the final home match of the season.

Commencement of playing the 2020/21 Premier league fixtures was delayed until 19 September 2020, due to the deferred completion of the 2019/20 season. 2020/21 matches were played over a more condensed period with most of the current season shortfall being played in the third and fourth quarters, as outlined below.

During fiscal 2021, thirty-three home matches across all competitions were played behind closed doors, plus one home Premier League fixture, which was played with a significantly reduced fan capacity. This is compared with a total of twenty-three home matches with fans in attendance and one home match played behind closed doors during the prior year, creating a significant shortfall in Matchday revenues.

From a Commercial revenue standpoint, the first team’s pre-season tour, scheduled for the start of fiscal 2021, had to be cancelled due to COVID-19 related travel restrictions, sponsorship revenue was further impacted by COVID-19 related variations and the Old Trafford Megastore was closed for parts of the year due to government-imposed restrictions.

The Matchday and Commercial revenue shortfalls have been largely offset by an increase in Broadcasting revenues, due to the men’s first team’s participation in the UEFA Champions League, strong performance in both the Premier League and the UEFA Europa League, and the impact of completing the 2019/20 domestic and UEFA competitions during the current first fiscal quarter.

Whilst the majority of remaining UK government-imposed restrictions have been lifted subsequent to the end of fiscal 2021 and Old Trafford stadium has welcomed back fans at full capacity, the nature of the ongoing pandemic may result in government restrictions being re-imposed in the future. Given ongoing uncertainty due to the COVID-19 pandemic, the Company is not providing revenue or adjusted EBITDA guidance for fiscal 2022 at this time.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2020/21 season	2	13	14	9	38
2019/20 remaining season	6	-	-	-	6
Total FY 2021	8	13	14	9	44
2019/20 season	7	13	9	3	32
2018/19 season	7	13	11	7	38

Working Capital and Liquidity

As of 30 June 2021, the Company had £110.7 million of cash balances together with access to an additional £140.0 million available under the Company’s revolving credit facilities. This has provided the financial flexibility to support the Club through the ongoing disruption caused by COVID-19.

Revenue Analysis

Commercial

Commercial revenue for the year was £232.2 million, a decrease of £46.8 million, or 16.8%, over the prior year.

•	Sponsorship revenue was £140.2 million, a decrease of £42.5 million, or 23.3%, over the prior year, primarily due to no 2020/21 pre-season tour taking place as a result of COVID-19 and COVID-19 related variations; and

•	Retail, Merchandising, Apparel & Product Licensing revenue was £92.0 million, a decrease of £4.3 million, or 4.5%, over the prior year, due to the closure of the Megastore for parts of the year in line with government-imposed restrictions and significantly reduced Megastore foot traffic given, prior to the final home match of the season, all home matches were played behind closed doors. This has been partially offset by the impact of an increase in online demand.

For the quarter, commercial revenue was £51.8 million, a decrease of £7.6 million, or 12.8%, over the prior year quarter.

•	Sponsorship revenue was £30.1 million, a decrease of £9.1 million, or 23.2% over the prior year quarter, primarily due to COVID-19 related variations; and

•	Retail, Merchandising, Apparel & Product Licensing revenue was £21.7 million, an increase of £1.5 million, or 7.4%, over the prior year quarter, due to re-opening of the Megastore on 12 April 2021. In the prior year, the Megastore was closed from mid-March 2020 until mid-June 2020.

Broadcasting

Broadcasting revenue for the year was £254.8 million, an increase of £114.6 million, or 81.7%, over the prior year, primarily due to participation in the UEFA Champions League in the current year, plus the impact of playing twenty additional home and away games in the current year, following the deferral of ten 2019/20 home and away games into the 2020/21 first fiscal quarter.

Broadcasting revenue for the quarter was £39.9 million, an increase of £23.3 million, or 140.4%, over the prior year quarter, primarily due to playing ten more home and away games across all competitions in the current year quarter as a result of the prior year postponement of 2019/20 competitions, plus the impact of progression to the UEFA Europa League Final in the current year quarter.

Matchday

Matchday revenue for the year was £7.1 million, a decrease of £82.7 million, or 92.1%, over the prior year, due to all matches prior to the final home match of the season being played behind closed doors. Twenty-three home games were played in the prior year period with fans in attendance, prior to the postponement of all competitions.

Matchday revenue for the quarter was £2.3 million, a decrease of £3.2 million, or 58.2%, over the prior year quarter.

Other Financial Information

Operating expenses

Total operating expenses for the year were £538.4 million, an increase of £16.2 million, or 3.1%, over the prior year.

Employee benefit expenses

Employee benefit expenses for the year were £322.6 million, an increase of £38.6 million, or 13.6%, over the prior year, primarily due to contracted increases in player salaries as a result of participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the year were £76.4 million, a decrease of £16.5 million, or 17.8%, over the prior year, primarily due to reduced business activity as a result of COVID-19. This includes the impact of no 2020/21 pre-season tour, all matches prior to the final home match of the season being played behind closed doors, travel savings and reduced costs related to the fall in activity at the Old Trafford Megastore.

Depreciation, impairment and amortization

Depreciation and impairment for the year was £15.0 million, a decrease of £3.6 million, or 19.4%, over the prior year, primarily due to prior year impairment of investment property following the impact of COVID-19. Amortization for the year was £124.4 million, a decrease of £2.3 million, or 1.8%, over the prior year. The unamortized balance of registrations at 30 June 2021 was £327.3 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the year was £7.4 million, compared to £18.4 million for the prior year.

Net finance income/(costs)

Net finance income for the year was £12.9 million, compared to net finance costs of £26.0 million for the prior year, a favourable swing of £38.9 million, primarily due to unrealized foreign exchange gains on unhedged USD borrowings in the current year compared to unrealized foreign exchange losses on unhedged USD borrowings in the prior year.

Income tax

The income tax expense for the year was £68.2 million, compared to an expense of £2.4 million in the prior year. During the fourth quarter of the year ended 30 June 2021, the UK Corporation tax rate increase from 19% to 25% was substantively enacted, necessitating a remeasurement of the existing UK deferred tax liability position. This resulted in a non-cash deferred tax charge of £11.2 million in the period. Furthermore, given the current US federal corporate income tax rate of 21%, we expect future US tax liabilities to be sheltered by future foreign tax credits arising from UK tax paid. Consequently, we have written down the existing US deferred tax asset, on the basis it is no longer expected to give rise to a future economic benefit. This has resulted in a further non-cash deferred tax charge of £66.6 million in the period. Future increases in the US federal corporate income tax rate could result in a reversal of the US deferred tax asset write down.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £59.2 million in the year, compared to a decrease of £256.1 million in the prior year.

Net cash inflow from operating activities for the year was £113.1 million, an increase of £116.9 million compared to a net cash outflow of £3.8 million for the prior year. This is primarily due to the timing of cash receipts on commercial contractual arrangements, participation in the UEFA Champions League in the current year and the deferral of 2019/20 broadcasting monies into the current period upon completion of all competitions. This is partially offset by the deferral of VAT payments for the quarters ended February and May 2020 in line with UK government business support measures provided during COVID-19.

Net capital expenditure on property, plant and equipment for the year was £6.2 million, a decrease of £15.1 million over the prior year.

Net capital expenditure on intangible assets for the year was £92.2 million, a decrease of £99.4 million over the prior year.

Net expenditure on derivative financial assets for the year was £0.9 million, compared to £nil for the prior year.

Net cash inflow from financing activities for the year was £47.6 million, compared net cash outflow of £46.4 million in the prior year. Current year cash inflow includes a drawdown of £60.0 million on our revolving facilities.

Net debt

Net Debt as of 30 June 2021 was £419.5 million, compared to £474.1 million as of 30 June 2020.

Conference Call Details

The Company’s conference call to review fiscal 2021 and fourth quarter results will be broadcast live over the internet today, 17 September 2021 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 143-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth is preliminary and subject to adjustments. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended 30 June 2021 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from this preliminary unaudited financial information.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation and impairment, amortization, profit on disposal of intangible assets, net finance income/costs, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation, impairment and amortization), material volatile items (primarily profit on disposal of intangible assets), capital structure (primarily finance income/costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss/profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for foreign exchange gains/losses on unhedged US dollar denominated borrowings (including foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 21%; 2020: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate. The UK Corporation tax rate increase from 19% to 25%, substantively enacted as at 30 June 2021, is effective from 1 April 2023.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2020: 21%) applicable during the financial year. A reconciliation of loss for the period to adjusted loss for the period is presented in supplemental note 3.

3. Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

4. Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Twelve months ended 30 June		Three months ended 30 June
	2021	2020	2021	2020
Revenue
Commercial % of total revenue	47.0%	54.8%	55.1%	72.9%
Broadcasting % of total revenue	51.6%	27.6%	42.5%	20.4%
Matchday % of total revenue	1.4%	17.6%	2.4%	6.7%

	2020/21 Season	Carryover 2019/20 Season	2019/20 Season	2020/21 Season	2019/20 Season
Home Matches Played
PL	19	3	16	5	1
UEFA competitions	7	1	4	2	-
Domestic Cups	4	-	4	-	-
Away Matches Played
PL	19	3	16	4	2
UEFA competitions	8	2	5	3	-
Domestic Cups	4	1	6	-	1

Other
Employees at period end	971		1,000	971	1,000
Employee benefit expenses % of revenue	65.3%		55.8%	89.1%	90.1%

Contacts
Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Charlie Brooks Director of Communications +44 161 868 8148 charlie.brooks@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Twelve months ended 30 June		Three months ended 30 June
	2021	2020	2021	2020
Revenue from contracts with customers	494,117	509,041	94,009	81,504
Operating expenses	(538,424)	(522,204)	(137,848)	(122,747)
Profit on disposal of intangible assets	7,381	18,384	7,122	2,317
Operating (loss)/profit	(36,926)	5,221	(36,717)	(38,926)
Finance costs	(36,411)	(27,391)	(6,619)	(7,690)
Finance income	49,310	1,352	1,235	78
Net finance income/(costs)	12,899	(26,039)	(5,384)	(7,612)
Loss before tax	(24,027)	(20,818)	(42,101)	(46,538)
Income tax (expense)/credit(1)	(68,189)	(2,415)	(65,562)	10,023
Loss for the period	(92,216)	(23,233)	(107,663)	(36,515)

Basic and diluted loss per share:
Basic and diluted loss per share (pence) (2)	(56.60)	(14.14)	(66.08)	(22.36)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (thousands) (2)	162,939	164,253	162,939	163,316

(1) During the fourth quarter of the year ended 30 June 2021, the UK Corporation tax rate increase from 19% to 25% was substantively enacted, necessitating a remeasurement of the existing UK deferred tax liability position. This resulted in a non-cash deferred tax charge of £11.2 million in the period. Furthermore, given the current US federal corporate income tax rate of 21%, we expect future US tax liabilities to be sheltered by future foreign tax credits arising from UK tax paid. Consequently, we have written down the existing US deferred tax asset, on the basis it is no longer expected to give rise to a future economic benefit. This has resulted in a further non-cash deferred tax charge of £66.6 million in the period. Future increases in the US federal corporate income tax rate could result in a reversal of the US deferred tax asset write down.

(2) For the twelve and three months ended 30 June 2021 and the twelve and three months ended 30 June 2020, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 June
	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	247,059	254,439
Right-of-use assets	4,383	4,559
Investment properties	20,553	20,827
Intangible assets	754,467	775,170
Deferred tax asset	-	58,362
Trade receivables	20,404	43,694
Derivative financial instruments	499	1,609
	1,047,365	1,158,660
Current assets
Inventories	2,080	2,186
Prepayments	7,407	6,503
Contract assets – accrued revenue	40,544	45,966
Trade receivables	50,370	115,985
Other receivables	460	239
Income tax receivable	1,108	1,214
Derivative financial instruments	318	1,174
Cash and cash equivalents	110,658	51,539
	212,945	224,806
Total assets	1,260,310	1,383,466

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 June
	2021	2020
EQUITY AND LIABILITIES
Equity
Share capital	53	53
Share premium	68,822	68,822
Treasury shares	(21,305)	(21,305)
Merger reserve	249,030	249,030
Hedging reserve	(10,436)	(32,565)
Retained (deficit)/earnings	(13,652)	87,197
	272,512	351,232
Non-current liabilities
Deferred tax liabilities	35,546	31,337
Contract liabilities - deferred revenue	22,942	18,759
Trade and other payables	67,517	51,322
Borrowings	465,049	520,010
Lease liabilities	3,083	3,326
Derivative financial instruments	5,472	9,136
Provisions	4,157	-
	603,766	633,890
Current liabilities
Contract liabilities - deferred revenue	117,984	171,574
Trade and other payables	192,661	216,093
Income tax liabilities	6,036	4,005
Borrowings	65,187	5,605
Lease liabilities	1,257	1,067
Derivative financial instruments	262	-
Provisions	645	-
	384,032	398,344
Total equity and liabilities	1,260,310	1,383,466

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Twelve months ended 30 June		Three months ended 30 June
	2021	2020	2021	2020
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	137,778	17,569	27,614	1,675
Interest paid	(20,542)	(20,456)	(1,680)	(2,006)
Interest received	3	1,247	1	82
Tax paid	(4,156)	(2,180)	(1,128)	(283)
Net cash inflow/(outflow) from operating activities	113,083	(3,820)	24,807	(532)
Cash flows from investing activities
Payments for property, plant and equipment	(6,241)	(21,291)	(1,301)	(3,599)
Payments for intangible assets	(138,189)	(220,577)	(11,629)	(8,847)
Proceeds from sale of intangible assets	45,996	29,022	13,916	3,788
Payments for derivative financial assets	(939)	-	-	-
Net cash (outflow)/inflow from investing activities	(99,373)	(212,846)	986	(8,658)
Cash flows from financing activities
Acquisition of treasury shares	-	(21,305)	-	(17,933)
Proceeds from borrowings	60,000	-	-	-
Principal elements of lease payments	(1,641)	(1,865)	(410)	(705)
Dividends paid	(10,718)	(23,229)	-	(11,906)
Net cash inflow/(outflow) from financing activities	47,641	(46,399)	(410)	(30,544)
Net increase/(decrease) in cash and cash equivalents	61,351	(263,065)	25,383	(39,734)
Cash and cash equivalents at beginning of period	51,539	307,637	84,715	90,251
Effects of exchange rate changes on cash and cash equivalents	(2,232)	6,967	560	1,022
Cash and cash equivalents at end of period	110,658	51,539	110,658	51,539

SUPPLEMENTAL NOTES

1            General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of loss for the period to adjusted EBITDA

	Twelve months ended 30 June		Three months ended 30 June
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
Loss for the period	(92,216)	(23,233)	(107,663)	(36,515)
Adjustments:
Income tax expense/(credit)	68,189	2,415	65,562	(10,023)
Net finance (income)/costs	(12,899)	26,039	5,384	7,612
Profit on disposal of intangible assets	(7,381)	(18,384)	(7,122)	(2,317)
Amortization	124,398	126,756	29,668	30,966
Depreciation and impairment	14,959	18,543	3,715	7,592
Adjusted EBITDA	95,050	132,136	(10,456)	(2,685)

3	Reconciliation of loss for the period to adjusted loss for the period and adjusted basic and diluted loss per share

	Twelve months ended 30 June		Three months ended 30 June
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
Loss for the period	(92,216)	(23,233)	(107,663)	(36,515)
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(48,015)	4,436	(1,060)	1,846
Foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues	14,631	-	-	-
Fair value movement on embedded foreign exchange derivatives	881	95	520	56
Income tax expense/(credit)	68,189	2,415	65,562	(10,023)
Adjusted loss before tax	(56,530)	(16,287)	(42,641)	(44,636)
Adjusted income tax credit (using a normalized tax rate of 21% (2020: 21%))	11,871	3,420	8,955	9,374
Adjusted (loss) for the period (i.e. adjusted net (loss))	(44,659)	(12,867)	(33,686)	(35,262)
Adjusted basic and diluted loss per share:
Adjusted basic and diluted loss per share (pence)(1)	(27.41)	(7.83)	(20.67)	(21.59)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic and diluted loss per share (thousands) (1)	162,939	164,253	162,939	163,316

(1) For the twelve and three months ended 30 June 2021 and the twelve and three months ended 30 June 2020 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash generated from operations

	Twelve months ended 30 June		Three months ended 30 June
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
Loss for the period	(92,216)	(23,233)	(107,663)	(36,515)
Income tax expense/(credit)	68,189	2,415	65,562	(10,023)
Loss before income tax	(24,027)	(20,818)	(42,101)	(46,538)
Adjustments for:
Depreciation and impairment	14,959	18,543	3,715	7,592
Amortization	124,398	126,756	29,668	30,966
Profit on disposal of intangible assets	(7,381)	(18,384)	(7,122)	(2,317)
Net finance (income)/costs	(12,899)	26,039	5,384	7,612
Non-cash employee benefit expense - equity-settled share-based payments	2,085	818	(159)	227
Foreign exchange losses/(gains) on operating activities	874	(816)	105	110
Reclassified from hedging reserve	2,239	12,180	2,063	3,192
Changes in working capital:
Inventories	106	(56)	283	217
Prepayments	(282)	6,527	5,026	4,365
Contract assets – accrued revenue	5,422	(6,434)	9,735	(3,266)
Trade receivables	71,695	(83,197)	(18,121)	(77,226)
Other receivables	(221)	949	1,023	(118)
Contract liabilities – deferred revenue	(49,407)	(33,167)	20,881	65,531
Trade and other payables	5,415	(11,371)	12,432	11,328
Provisions	4,802	-	4,802	-
Cash generated from operations	137,778	17,569	27,614	1,675